UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

GREEN SPIRIT INDUSTRIES INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

39340L 100

(CUSIP Number)

Peter C. Zachariou

132 Calo Den Real

San Josep, Ibiza, Spain 07830

+34 971 808 029

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2017

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

CUSIP No. 39340L 100	13D

1.	NAMES OF REPORTING PERSONS Peter C. Zachariou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (see Item 3, below)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES	7.	SOLE VOTING POWER 1,800,000
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 1,800,000
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14.	TYPE OF REPORTING PERSON CO

EXPLANATORY NOTE

On May 11, 2017, Green Spirit Industries, Inc. (the “Company”) entered into a debt exchange agreement (the “Debt Exchange”) with Fountainhead Capital Management Limited (“Fountainhead”) whereby Fountainhead agreed to cancel a promissory note in the aggregate amount of $510,652 plus accrued interest of $129,265, which represents all amounts owed to Fountainhead as of the date of the Debt Exchange. As consideration, Fountainhead received an aggregate of 1,800,000 shares of the Company’s common stock, of which 200,000 shares of common stock has previously issued. Pursuant to an agreement between Fountainhead and its beneficial owners and Peter C. Zachariou (“Zachariou”), said 1,800,000 shares of Company Common Stock were transferred to Zachariou in consideration of cancellation of debt between the parties.

This Schedule 13D is being filed by Zachariou to disclose its ownership of approximately 6.0% of the Company’s outstanding Common Stock.

Item 1. Security and Issuer.

The name of the issuer is Green Spirit Industries, Inc., a Nevada corporation which has its principal offices at Cond. Madrid Suite 304, 1760 Loiza Street, San Juan, Puerto Rico 00911 (the “Company”). This statement relates to the Company’s Common Stock par value $0.001.

Item 2. Identity and Background.

(a)-(f). This Schedule 13D is being filed by Peter C. Zachariou, an individual, who resides at 132 Calo Den Real, San Josep, Ibiza, Spain 07830 (the “Reporting Person”).

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

The shares were issued in consideration of cancellation of debt. See Explanatory Note, above.

Item 3. Source and Amount of Funds or Other Consideration.

The shares were issued in consideration of cancellation of debt. See Explanatory Note, above.

Item 4. Purpose of Transaction.

The Reporting Person received 1,600,000 shares of Company Common par value $0.001 in consideration of cancellation of debt. The Reporting Person previously held 200,000 shares of Company Common Stock.

Except as set forth in this Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

The Reporting Person is the beneficial owner of 1,800,000 shares of Company Common Stock, representing approximately 6.0% of the outstanding shares of the Company’s Common Stock. The Reporting Person believes the number of shares of the Company’s Series D outstanding common stock to be 30,000,005 as of July 17, 2017. Other than as described therein, the Reporting Person does not own any other securities of the Company.

(b)	The Reporting Person has the sole power to vote and dispose of the 1,800,000 shares of Common Stock.

(c)	Except for the transactions described in the Explanatory Note above, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in the Explanatory Note, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2017

/s/ Peter C. Zachariou
Peter C. Zachariou